

June 19, 2020

Margaret M. Keane
Director and Chief Executive Officer
Synchrony Financial
777 Long Ridge Road
Stamford, Connecticut 06902

      Re: Synchrony Financial
            Form 10-Q
            Filed April 22, 2020
            File No. 001-36560

Dear Ms. Keane:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2020

Financial Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies - Allowance for Credit Losses, page 38

1.   Please revise future filings to discuss the reasonable and supportable forecast used in your current estimate of credit losses. Refer to ASC 326-20-50-11b for guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Benjamin Phippen, Staff Accountant, at 202-551-3697 or Mike Volley, Staff Accountant, at 202-551-3437 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance